SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                              (Amendment No. 5)(1)

                                  ALICO, INC.
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                               (Name of Issuer)

                    Common Stock, par value $1.00 per share
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                        (Title of Class of Securities)

                                  016230 10-4
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                                (CUSIP Number)

                                J.D. Alexander
                           Atlantic Blue Trust, Inc.
                            122 East Tillman Avenue
                           Lake Wales, Florida 33853
                           Telephone: (863) 679-9595
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   Copy to:
                         Charles W. Mulaney, Jr., Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                             333 West Wacker Drive
                            Chicago, Illinois 60606
                           Telephone: (312) 407-0700

                                March 22, 2005
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            (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                        (Continued on following pages)
                              (Page 1 of 4 Pages)

______________

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------          ------------------------------------

CUSIP No.   016230 10-4              13D             Page  2  of  4 Pages
--------------------------------           ------------------------------------

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     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ATLANTIC BLUE TRUST, INC. (I.R.S. IDENTIFICATION NO. 57-1149984)
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |X|
                                                                    (b) |_|
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS
              OO
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              FL
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 NUMBER OF                      7      SOLE VOTING POWER
  SHARES                               0
BENEFICIALLY                   ------------------------------------------------
 OWNED BY
   EACH                         8      SHARED VOTING POWER
 REPORTING                             3,493,777 (See Item 5)
  PERSON                       ------------------------------------------------
   WITH
                                9      SOLE DISPOSITIVE POWER
                                       0
                               ------------------------------------------------

                               10      SHARED DISPOSITIVE POWER
                                       3,493,777 (See Item 5)
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    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,493,777 (See Item 5)
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    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES          |_|

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    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              47.8% (See Item 5)
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    14        TYPE OF REPORTING PERSON
              CO
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


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CUSIP No.  016230 10-4                      13D       Page  3  of  4 Pages
-------------------------------------                --------------------------

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     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              ALICO HOLDING, LLC (I.R.S. IDENTIFICATION NO. 47-0906752)
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |X|
                                                                    (b) |_|
-------------------------------------------------------------------------------

     3        SEC USE ONLY

-------------------------------------------------------------------------------

     4        SOURCE OF FUNDS
              OO
-------------------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              NV
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 NUMBER OF                      7      SOLE VOTING POWER
  SHARES                               0
BENEFICIALLY                    -----------------------------------------------
 OWNED BY
   EACH                         8      SHARED VOTING POWER
 REPORTING                             3,493,777 (See Item 5)
  PERSON                        -----------------------------------------------
   WITH
                                9      SOLE DISPOSITIVE POWER
                                       0
                                -----------------------------------------------

                               10      SHARED DISPOSITIVE POWER
                                       3,493,777 (See Item 5)
-------------------------------------------------------------------------------

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,493,777 (See Item 5)
-------------------------------------------------------------------------------

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                            |_|

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    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              47.8% (See Item 5)
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    14        TYPE OF REPORTING PERSON
              OO
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

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CUSIP No.  016230 10-4                     13D          Page  4  of  4 Pages
-------------------------------------                --------------------------


         This Amendment No. 5 (this "Amendment No. 5") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on March 2, 2004, by Atlantic Blue Trust, Inc., a Florida corporation, and Alico Holding, LLC, a Nevada limited liability company, as such original filing was amended and supplemented by Amendment No. 1, filed on August 26, 2004, Amendment No. 2, filed on October 15, 2004, Amendment No. 3, filed on December 22, 2004 and Amendment No. 4, filed on February 3, 2005 (as amended, the "Schedule 13D"). Except as indicated in this Amendment No. 5, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

         On March 22, 2005, ABT delivered a letter to the Board of Directors of the Issuer outlining certain governance standards, practices and procedures which ABT has notified the Issuer that ABT intends to follow. A copy of the letter is attached hereto as exhibit 99.5 and incorporated herein by reference. Consistent with such letter, on March 21, 2005, John R. Alexander resigned from his position as Chairman and Chief Executive Officer of ABT and as a member of the Board of Directors of ABT, Baxter G. Troutman resigned from his position as a member of the Board of Directors of ABT, and J.D. Alexander announced his intention to resign from his position as a member of the Board of Directors of the Issuer as soon as the Board of Directors of the Issuer selects a replacement director for his position.

Item 7.    Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following item at the end of Item 7:

         99.5 Letter to the Board of Directors from Atlantic Blue Trust, Inc., dated March 18, 2005.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 22, 2005

                                           ATLANTIC BLUE TRUST, INC.


                                           By: /s/ Yvonne Bunce
                                              ------------------------------
                                              Name:  Yvonne Bunce
                                              Title: Secretaru


                                           ALICO HOLDING, LLC


                                           By:  /s/ John R. Alexander
                                              ------------------------------
                                              Name:  John R. Alexander
                                              Title: Manager